UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Israel	000-27648
(State or other jurisdiction	(Commission File Number)	(IRS Employer
of incorporation or organization)		Identification No.)

12 HAOMANUT STREET, 1ST  FLOOR
POLEG INDUSTRIAL ZONE, NETANYA, ISRAEL 4250445
 (Address of principal executive offices, zip code)

Thomas Helms, (561) 290-5459
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

This is the specialized disclosure report on Form SD for magicJack VocalTec, Ltd. and its subsidiaries (collectively, the “Company”, “we” or “our”), filed with the United States Securities and Exchange Commission (SEC) pursuant to Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”) for the reporting period from January 1, 2015 to December 31, 2015.  The Rule was adopted by the SEC to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (Dodd-Frank Act).  The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products. “Conflict minerals” are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (3TG) for purposes of this assessment.  For products which contain conflict minerals, registrants must conduct in good faith a reasonable country of origin inquiry designed to determine whether any of the conflict minerals originated in the Democratic Republic of the Congo ("DRC") or an adjoining country.  Numerous terms in this Conflict Minerals Report are defined in the Rule, Form SD and SEC Release No. 34-67716 issued by the SEC on August 22, 2012 and the reader is referred to these materials for such definitions.

If a registrant can establish that the conflict minerals in its products originated from sources other than the Democratic Republic of the Congo (DRC) or an adjoining country, or from recycled and scrap sources, the registrant must submit a specialized disclosure report under Form SD that describes the steps that the registrant took to determine the origin of the conflict minerals in its products.

If a registrant has reason to believe that any of the conflict minerals in its supply chain may have originated in the DRC or an adjoining country, or if the registrant is unable to determine the country of origin of those conflict minerals, then the registrant must exercise due diligence on the conflict minerals’ source and chain of custody, and the registrant must annually submit a Conflict Minerals Report to the SEC that includes a description of those due diligence measures.

The report presented herein has not been audited by an independent private sector auditor.

Conflict Minerals Disclosure

1.	Company Overview

The Company is a cloud communications leader that is the inventor of the magicJack devices and other magicJack products and services. magicJacks weigh about one ounce and plug into the USB port on a computer or into a power adapter and high speed Internet source, providing users with complete phone service for home, enterprise and while traveling. The Company charges highly competitive rates for the right (the "access right") to access its servers, and the Company's customers then continue to have the ability to obtain free telephone services. The Company also provides additional products and services, which include voice apps on smart phones, as well as the magicJack PLUS, which is a standalone magicJack that has its own CPU and can connect a regular phone directly to the user’s broadband modem/router and function as a standalone phone without using a computer.

The Company is a vertically integrated group of companies. The Company owns a micro processor chip design company, an appserver and session border controller company, a wholesale provider of voice-over-Internet-Protocol (“VoIP”) services, a softphone company, and the developer and provider of the magicJack product line. The Company intends to expand these existing platforms to allow its customers to use search, shopping, click-to-call and other services via the Internet through intellectual property rights pending [?] and proprietary technologies. The Company also wholesales telephone service to VoIP providers and telecommunication carriers.

2.	Product Overview

The Company's products contain conflict minerals which are necessary to the functionality or production of it. magicJack GO and magicJack Express are USB VoIP devices weighing about one ounce and containing a System on a Chip (“SoC”) that connects either to a computer or directly to a broadband modem/router. The magicJack also has a plug to which a regular phone can be connected. These features and capabilities allow users to replace their home or enterprise phone services with the magicJack or simply use it as a second phone line.

The Company also sells a power bank, a battery with a large capacity to extend the battery life of a smartphone, tablet or blue-tooth device, especially during business trips, internet surfing, or video watching. It has the following specifications:  4000 mAh@3.7V, built-in protection system to prevent over-charging, with cool blue charge level LED indicators.

The magicJack devices are manufactured in China by a Chinese manufacturer, Bittel Electronics Co., Ltd.  Some of the components required to manufacture our product are purchased by the Company directly from its suppliers (hereafter “direct suppliers”) and sent to its manufacturer in China.  The remaining components are purchased by Bittel from its own suppliers (hereafter “indirect suppliers”).  The Company determined that during the 2015 calendar year, its products contained conflict minerals as these materials are necessary for the functionality of its products.

The power bank is also manufactured in China by a Chinese manufacturer, ISENRI INDUSTRIAL CO., LTD. ISENRI determined that during the 2015 calendar year, the product contained conflict minerals, materials necessary for the functionality of its product and the materials origin was from China.

3.	Supply Chain Overview

Our supply chain is complex.  There are multiple tiers between our Company and the mines.  Accordingly, we rely on our direct and indirect suppliers to provide information on the origin of the conflict minerals contained in the components used in the magicJack device.  The methods we used to try to determine the origin of conflict minerals in our product included:

•	Conducting Reasonable Country of Origin Inquiry (RCOI) by addressing letters to all of our direct and indirect suppliers explaining the conflict mineral rule. The letter included three attachments: (i) conflict minerals template letter to be forwarded to the supplier’s suppliers; (ii) the Electronic Industry Citizenship Coalition (EICC) and the Global e-Sustainability Initiative (GeSi) template to be completed; and (iii) training material explaining how to complete the template;
•	Assigning a conflict minerals project leader to oversee the due diligence process who traveled to China and trained the purchasing, operational and marketing team at Bittel so they could trace their suppliers in accordance with the EICC/GeSi template;
•	Reviewing responses received from suppliers and following up on inconsistent or incomplete responses; and
•	Sending reminders to suppliers who did not respond to our requests.

4.	Reasonable Country of Origin inquiry Results and Conclusion

We conducted a survey of our direct and indirect suppliers using a template developed by the Electronic Industry Citizenship Coalition (EICC) and the Global e-Sustainability Initiative (GeSi), known as the Conflict Minerals Reporting Template (the “Template”).  The Template was developed to facilitate disclosure and communication of information regarding smelters that provide material to a company’s supply chain.  It includes questions regarding a company’s conflict-free policy, engagement with its direct suppliers, and a listing of the smelters the Company and its suppliers use.  In addition, the Template contains questions about the origin of conflict minerals included in their products, as well as supplier due diligence.  Written instructions and recorded training illustrating the use of the tool is available on EICC’s website. Many companies are using the Template in their compliance processes related to conflict minerals.

We sent inquiries to our direct and indirect suppliers and received responses back. Based on the results of our due diligence, we determined that most of our suppliers either do not provide materials that contain conflict minerals, or do not have any reason to believe that the materials or components that they supplied contained conflict minerals that originated from the DRC or any of the other covered countries.

After reviewing all of the responses, we determined that we have no reason to believe that any of the conflict minerals used in the manufacture of our products, may have originated in the DRC or any adjoining country during 2015, all within the meaning of the Rule. We conducted our Reasonable Country of Origin Inquiry in good faith, and we believe that such inquiry was reasonable to allow us to make our determination.

5.	Continued Steps to Mitigate Risk

We intend to take the following steps in order to improve our due diligence process and to further mitigate risk that any conflict minerals in our products could benefit armed groups in the DRC or adjoining countries contributing to human rights violations:

•	Continue to conduct and report annually on supply chain due diligence for the applicable conflict minerals;
•	Examine the possibility of including conflict mineral clauses in new or renewed supplier agreements;
•	Engage with suppliers and direct them to training resources to attempt to improve the content of the supplier survey results; and
•	Attempt to validate supplier responses using information collected via independent conflict free smelter validation programs such as EICC/GeSI Conflict Free Smelter Program.

6.	Conflict Minerals Policy

The following is the conflict minerals policy for the Company:

magicJack Vocaltec Policy on Conflict Minerals

1)	“Conflict Minerals” refers to minerals or other derivatives mined in the Democratic Republic of the Congo (DRC) and in the adjoining countries where revenues may be directly or indirectly financing armed groups engaged in civil war, resulting in serious social and environmental abuses. In July 2010, the United States passed the Dodd-Frank Wall Street Reform and Consumer Protection Act. Section 1502(b) of this law requires all companies who file reports with the SEC to disclose the usage of Conflict Minerals (Tin, Tantalum, Tungsten, and Gold (3TG)).

2)	magicJack Vocaltec fully supports this legislation and the Electronic Industry Citizenship Coalition (EICC)/Global e-Sustainability Initiative (GeSI) position to assure that specified minerals are not being sourced from mines in the “Conflict Region”, which are controlled by non-government military groups. Consistent with the ‘OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas’, magicJack Vocaltec has adopted the EICC Due Diligence reporting process and will require declarations from all magicJack Vocaltec’s suppliers, ensuring transparency in our supply chain.

3)	magicJack Vocaltec will work towards processes that will help assure us that we do not knowingly procure or use conflict minerals the extraction or sale of which finances or benefits armed groups in the DRC or adjoining countries.

4)	magicJack Vocaltec expects our suppliers to source from socially responsible suppliers. This means we not only source from suppliers using sources from other regions but also source with suppliers who have confirmed non-conflict sources, even if those sources do come from the DRC or adjoining countries.

5)	Suppliers are expected to have policies and procedures in place to ensure that products and parts supplied to magicJack Vocaltec are ‘DRC Conflict-free’.

6)	Suppliers are expected to provide all necessary due diligence information to confirm that all 3TG supplied to magicJack Vocaltec is DRC Conflict-free.

7)	magicJack Vocaltec expects suppliers to pass this requirement on to their supply chain.

8)	Vocaltec discovers the use of conflict minerals considered to be "not DRC Conflict-free", in any material, parts or components we procure or produce, we expect our suppliers to work toward processes, and to take appropriate actions, to transition such material, parts or components to "DRC Conflict-free" status. We reserve the right to terminate our relationship with suppliers that do not meet this expectation.

9)	Compliance with these requirements will be taken into consideration when selecting and retaining suppliers.

10)	This Conflict Minerals policy is in line with the Global Business Initiatives on Human Rights and the framework of the United Nations Principles of Human Rights encouraging governments and businesses to respect, protect and remedy human rights.

This Conflict Minerals Disclosure is available on the Company's website at:

http://www.vocaltec.com/documents.cfm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MAGICJACK VOCALTEC LTD.

By: /s/ Jose Gordo
Name: Jose Gordo
Title: Chief Financial Officer

Date: May 31, 2016